Exhibit 99.1

NEWS RELEASE

GOLDEN QUEEN MINING AND Great American Minerals

Exploration, Inc. terminate letter agreement

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

OR FOR DISSEMINATION IN THE UNITED STATES OF AMERICA

VANCOUVER, BRITISH COLUMBIA November 18, 2019 – Golden Queen Mining Consolidated Ltd. (TSXV:GQM.H, OTCQB:GQMND) (the “Company” or “Golden Queen”) announces that further to its news release of October 28, 2019 announcing the execution of a binding letter agreement (the “Letter Agreement”) with respect to a proposed business combination transaction (the “Proposed Transaction”) with Great American Minerals Exploration, Inc. (“GAME”), Golden Queen and GAME have mutually agreed to terminate the Letter Agreement. As a result, the Proposed Transaction will not proceed.

Golden Queen is considering all options and business opportunities, which may include further discussions with GAME regarding a transaction at a later date.

For further information please contact:

Brenda Dayton
Telephone: 604.417.7952
Email: bdayton@goldenqueen.com